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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO-I/A
(Rule 14d-100)

Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
 (Amendment No. 2)

United Online, Inc.
(Name of Subject Company (Issuer))

United Online, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

911268100
(CUSIP Number of Class of Securities)

Charles S. Hilliard
21301 Burbank Boulevard
Woodland Hills, California 91367
Telephone: (818) 287-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Ave, Suite 3400
Los Angeles, CA 90071
Telephone: (213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$150,000,000	$19,005.00

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming a maximum aggregate purchase price of $150,000,000.

**
Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,005	Filing Party: United Online, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 4, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on November 4, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on November 18, 2004 (the "Schedule TO") by United Online, Inc., a Delaware corporation ("United Online"), relating to the offer to purchase for cash shares of its common stock, par value $0.0001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of November 15, 2001, as amended, between United Online and U.S. Stock Transfer Corporation, as Rights Agent, at a price not more than $10.50 nor less than $9.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. United Online's offer was made upon the terms and conditions set forth in the Offer to Purchase dated November 4, 2004, and the accompanying Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer"). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth under "Summary" in the Offer to Purchase, as amended and supplemented by the Supplement to Offer to Purchase, is incorporated herein by reference.

Item 2. Subject Company Information.

(b)
Securities. The information set forth in the Introduction to the Offer to Purchase, as amended and supplemented by the Supplement to Offer to Purchase, is incorporated herein by reference.

(c)
Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase, as amended and supplemented by the Supplement to Offer to Purchase ("Price Range of Shares"), is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)
The information set forth in Section 11 of the Offer to Purchase, as amended by the Supplement to Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)
Material Terms. The following sections of the Offer to Purchase, as amended and supplemented by the Supplement to Offer to Purchase, contain information regarding the material terms of the transaction and are incorporated herein by reference.

    •
    Summary;

    •
    Introduction;

    •
    Section 1 ("Number of Shares; Proration");

    •
    Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer");

    •
    Section 3 ("Procedures for Tendering Shares");

    •
    Section 4 ("Withdrawal Rights");

    •
    Section 7 ("Conditions of the Tender Offer");

    •
    Section 9 ("Source and Amount of Funds"); and

      •
      Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares").

(b)
Purchases. The information set forth in the Introduction to the Offer to Purchase, as amended by the Supplement to Offer to Purchase, and in Section 11 of the Offer to Purchase, as amended by the Supplement to Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)
The information set forth in Section 11 of the Offer to Purchase, as amended by the Supplement to Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)
; (b); (c)      Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, as amended by the Supplement to Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference.

    •
    Summary; and

    •
    Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer").

Item 7. Source and Amount of Funds and Other Consideration.

(a)
; (b); (d)      Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 9, as amended by the Supplement to Offer to Purchase ("Source and Amount of Funds"), is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)
; (b)             Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase, as amended by the Supplement to Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), is incorporated herein by reference.

Item 10. Financial Statements.

(a)
; (b)             Financial Information; Pro Forma Information. The information set forth in Section 10 of the Offer to Purchase, as amended by the Supplement to Offer to Purchase ("Certain Information Concerning United Online"), is incorporated herein by reference.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(b)
(ii)                On November 24, 2004, United Online announced the extension of the expiration date of the tender offer and a decrease in the number of shares subject to the tender offer. The tender offer was scheduled to expire at 12:00 midnight, New York City time, on Friday, December 3, 2004. The tender offer has been extended and now will expire at 12:00 midnight, New York City time, on Wednesday, December 8, 2004. United Online has decreased the number of shares subject to the tender offer to 14,285,714.

The Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and

  Questions and Answers, which were previously filed with Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E), and (a)(5)(C), respectively, are being amended and/or supplemented and filed herewith as Exhibits (a)(1)(F), (a)(1)(G), (a)(1)(H), (a)(1)(I), (a)(1)(J), and (a)(5)(E), respectively.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)
(1)(F)          Supplement to the Offer to Purchase, dated November 24, 2004.

(a)
(1)(G)          Amended Letter of Transmittal.

(a)
(1)(H)          Amended Notice of Guaranteed Delivery.

(a)
(1)(I)           Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 24, 2004.

(a)
(1)(J)           Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 24, 2004.

(a)
(5)(E)          Amended Questions and Answers

(a)
(5)(F)          Press Release, dated November 24, 2004.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED ONLINE, INC.

	By:	/s/ CHARLES S. HILLIARD
		Name:	Charles S. Hilliard
		Title:	Executive Vice President, Finance and Chief Financial Officer

Dated: November 24, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 4, 2004.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2004.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2004.*
(a)(1)(F)	Supplement to Offer to Purchase, dated November 24, 2004.**
(a)(1)(G)	Amended Letter of Transmittal.**
(a)(1)(H)	Amended Notice of Guaranteed Delivery.**
(a)(1)(I)	Amended Letter to Brokers Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 24, 2004.**
(a)(1)(J)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 24, 2004.**
(a)(5)(A)	Summary Advertisement, dated November 4, 2004.*
(a)(5)(B)	Letter from Mark R. Goldston, Chairman, President, and Chief Executive Officer of United Online, to stockholders of United Online, dated November 4, 2004.*
(a)(5)(C)	Questions and Answers.*
(a)(5)(D)	Press Release, dated November 4, 2004.*
(a)(5)(E)	Amended Questions and Answers.**
(a)(5)(F)	Press Release, dated November 24, 2004.**
(d)(1)	2001 Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to United Online's Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*
(d)(2)	2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to United Online's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).*
(d)(3)	2001 Supplemental Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to United Online's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).*

*
Previously filed on Schedule TO on November 4, 2004.

**
Filed herewith.

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SIGNATURE
EXHIBIT INDEX